================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


      QUARTERLY REPORT FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2002

                         Commission File Number 0-20281

                            CREATIVE TECHNOLOGY LTD.
             (Exact name of Registrant as specified in its charter)


                                    SINGAPORE
                -----------------------------------------------
                (Jurisdiction of incorporation or organization)

                         31 INTERNATIONAL BUSINESS PARK
                                CREATIVE RESOURCE
                                SINGAPORE 609921
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.


                    Form 20-F    X         Form 40-F
                              ------                 ------


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                       No     X
                             -------                  ------


If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82 N/A
                                  -----

================================================================================

                                TABLE OF CONTENTS


PART I - FINANCIAL INFORMATION



ITEM 1          Financial Statements

                Consolidated Balance Sheets as of December 31, 2002 and June 30, 2002                               3

                Consolidated Statements of Operations for the Three Months and Six Months                           4
                 ended December 31, 2002 and 2001

                Consolidated Statements of Cash Flows for the Six Months                                            5
                 ended December 31, 2002 and 2001

                Notes to Consolidated Financial Statements                                                          6

ITEM 2          Management's Discussion and Analysis of Financial Condition and Results
                 of Operations

                Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995                  10

                Selected Consolidated Financial Data                                                               11

                Results of Operations                                                                              13

                Liquidity and Capital Resources                                                                    15

                Contractual Obligations and Commercial Commitments                                                 15

                Effects of Recent Accounting Pronouncements                                                        16

ITEM 3          Quantitative and Qualitative Disclosures about Market Risk                                         17

SIGNATURE                                                                                                          18

PART I - FINANCIAL INFORMATION
ITEM 1   FINANCIAL STATEMENTS

                            CREATIVE TECHNOLOGY LTD.
                           CONSOLIDATED BALANCE SHEETS
                       (IN US$'000, EXCEPT PER SHARE DATA)


                                                                      DECEMBER 31, 2002    JUNE 30, 2002
                                                                         (Unaudited)
                                                                      -----------------    -------------

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                  $203,009          $166,917
Marketable equity securities                                                    844             1,388
Accounts receivable, net                                                    106,864            85,193
Inventory                                                                   121,609           108,549
Other assets and prepaids                                                    14,392            17,773
                                                                           --------          --------
TOTAL CURRENT ASSETS                                                        446,718           379,820

Property and equipment, net                                                 108,179           104,748
Investments                                                                  47,386            66,688
Other non-current assets                                                    108,606           115,122
                                                                           --------          --------
TOTAL ASSETS                                                               $710,889          $666,378
                                                                           ========          ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                           $114,475          $ 64,809
Accrued liabilities                                                          92,648            77,831
Income taxes payable                                                         40,093            43,794
Current portion of long term obligations and others                          24,056            27,441
                                                                           --------          --------
TOTAL CURRENT LIABILITIES                                                   271,272           213,875
                                                                           --------          --------
Long term obligations                                                        26,722            16,782
                                                                          ---------          --------
Minority interest in subsidiaries                                             3,387            11,769
                                                                           --------          --------
SHAREHOLDERS' EQUITY:

Ordinary shares ('000); S$0.25 par value;
       Authorized: 200,000 shares
       Outstanding: 79,333 and 78,866 shares                                  7,658             7,592
Additional paid-in capital                                                  312,879           311,445
Unrealized holding gains on quoted investments                                7,582            20,636
Deferred share compensation                                                  (5,805)           (8,836)
Retained earnings                                                            87,194            93,115
                                                                           --------          --------
TOTAL SHAREHOLDERS' EQUITY                                                  409,508           423,952
                                                                           --------          --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $710,889          $666,378
                                                                           ========          ========

     The accompanying notes are an integral part of these consolidated financial statements

                            CREATIVE TECHNOLOGY LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In US$' 000, except per share data)
                                   (Unaudited)

                                                                        THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                            DECEMBER 31,                 DECEMBER 31,
                                                                     ------------------------    ------------------------
                                                                         2002          2001          2002          2001
                                                                     ----------    ----------    ----------    ----------

Sales, net                                                             $230,940      $249,506      $391,563      $429,948
Cost of goods sold                                                      149,169       167,353       251,799       291,882
                                                                       --------      --------      --------      --------
GROSS PROFIT                                                             81,771        82,153       139,764       138,066

Operating expenses:
      Selling, general and administrative                                49,039        45,143        91,194        88,570
      Research and development                                           13,279         9,480        28,546        19,088
                                                                       --------      --------      --------      --------
TOTAL OPERATING EXPENSES                                                 62,318        54,623       119,740       107,658
                                                                       --------      --------      --------      --------
OPERATING INCOME                                                         19,453        27,530        20,024        30,408

Gain (loss) from investments, net                                           172           728        (6,144)      (15,697)

Interest income and other, net                                            1,199         1,291         2,006         2,715
                                                                       --------      --------      --------      --------
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                         20,824        29,549        15,886        17,426

Provision for income taxes                                               (1,945)       (2,753)       (2,002)       (2,983)

Minority interest in (income) loss                                           --          (489)           18          (984)
                                                                       --------      --------      --------      --------
NET INCOME                                                             $ 18,879      $ 26,307      $ 13,902      $ 13,459
                                                                       ========      ========      ========      ========
Basic earnings per share:                                              $   0.24      $   0.36      $   0.18      $   0.18

Weighted average ordinary shares outstanding ('000)                      79,026        72,366        78,951        73,110

Diluted earnings per share:                                            $   0.23      $   0.36      $   0.17      $   0.18

Weighted average ordinary shares and equivalents outstanding ('000)      80,669        73,664        80,970        73,895

  The accompanying notes are an integral part of these consolidated financial statements

                            CREATIVE TECHNOLOGY LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (IN US$'000)
                                  (UNAUDITED)


                                                                          SIX MONTHS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                             2002                2001
                                                                          ---------            --------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                             $ 13,902             $ 13,459
   Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                         15,940               12,008
      Deferred stock compensation amortization                               2,260                1,313
      Minority interest in (loss) income                                       (18)                 984
      Equity share in loss of unconsolidated investments                       369                   67
      Write downs of investments and other non-current assets                9,191               20,005
      Gain from investments, net                                            (3,759)              (4,699)
   Changes in assets and liabilities, net:
      Accounts receivable                                                  (21,671)             (10,818)
      Inventory                                                            (13,060)              34,337
      Marketable securities                                                    544                1,142
      Other assets and prepaids                                              3,518                 (816)
      Accounts payable                                                      49,666                 (454)
      Accrued and other liabilities                                         11,115              (16,237)
      Income taxes payable                                                  (3,701)              (2,795)
                                                                          --------             --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                           64,296               47,496
                                                                          --------             --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures, net                                                (7,666)              (5,298)
   Proceeds from sale of quoted investments                                  6,701               12,895
   Purchase of investments                                                  (5,885)              (9,833)
   Increase in other assets, net                                              (165)              (1,098)
                                                                          --------             --------
        NET CASH USED IN INVESTING ACTIVITIES                               (7,015)              (3,334)
                                                                          --------             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Decrease in minority shareholders' loan and equity balance               (6,818)                (101)
   Buyout of subsidiary's minority interest                                 (3,992)                  --
   Proceeds from exercise of ordinary share options                          2,271                4,060
   Repurchase of ordinary shares                                                --              (18,013)
   Proceeds from/(Repayments of) long-term obligations, net                  9,238               (1,979)
   Dividends paid                                                          (19,823)             (18,025)
   Dividends paid to minority interest                                      (2,065)                  --
                                                                          --------             --------
        NET CASH USED IN FINANCING ACTIVITIES                              (21,189)             (34,058)
                                                                          --------             --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                   36,092               10,104
Cash and cash equivalents at beginning of year                             166,917              168,157
                                                                          --------             --------
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD                            $203,009             $178,261
                                                                          ========             ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Interest paid                                                          $    482             $    224
                                                                          ========             ========
   Income taxes paid                                                      $  5,730             $  5,777
                                                                          ========             ========

       The accompanying notes are an integral part of these consolidated financial statements

                            CREATIVE TECHNOLOGY LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - BASIS OF PRESENTATION

In the opinion of management, the accompanying unaudited consolidated interim financial statements of Creative Technology Ltd. ("Creative") have been prepared on a consistent basis with the June 30, 2002 audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to provide a fair presentation of the results of operations for the interim periods presented. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). These consolidated interim financial statements should be read in conjunction with the consolidated financial statements and accompanying notes thereto included in Creative's 2002 annual report on Form 20-F filed with the Securities and Exchange Commission. The results of operations for the three and six months period ended December 31, 2002 are not necessarily indicative of the results to be expected for the entire year or any future period. Creative generally operates on a thirteen week calendar closing on the Friday closest to the natural calendar quarter. For convenience, all quarters are described by their natural calendar dates. Creative conducts a substantial portion of its business in United States dollars ("US$" or "$") and all amounts included in these interim financial statements and in the notes herein are in US$, unless designated as Singapore dollars ("S$").


NOTE 2 - OTHER NON-CURRENT ASSETS (IN US$'000)


                                                 DECEMBER 31,       JUNE 30,
                                                    2002              2002
                                                 ------------       --------

Goodwill                                          $ 91,976          $ 91,976
Other intangible assets                             11,737            17,894
Other non-current assets                             4,893             5,252
                                                  --------          --------
                                                  $108,606          $115,122
                                                  ========          ========


NOTE 3 - INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using standard cost, appropriately adjusted at the balance sheet date to approximate actual cost on a weighted average basis. In the case of finished products and work-in-progress, cost includes materials, direct labor and an appropriate proportion of production overheads. The components of inventory are as follows (in US$'000):

                                                 DECEMBER 31,       JUNE 30,
                                                    2002              2002
                                                 ------------       --------

Raw materials                                     $ 28,623          $ 33,826
Work in progress                                     8,582             5,658
Finished products                                   84,404            69,065
                                                  --------          --------
                                                  $121,609          $108,549
                                                  ========          ========

NOTE 4 - PRODUCT WARRANTIES

The warranty period for the bulk of Creative's products typically ranges between 1 to 3 years. The product warranty accrual reflects management's best estimate of probable liability under its product warranties. Management determines the warranty based on known product failures (if any), historical experience, and other currently available evidence.

Changes in the product warranty accrual for the six months ended December 31, 2002 was as follows (in US$'000):


                                                                                DECEMBER 31, 2002
                                                                                -----------------

Balance as of June 30, 2002                                                          $ 2,292
Accruals for warranties issued during the period                                       1,313
Accruals related to pre-existing warranties (include changes in estimates)                77
Settlements made (in cash or in kind) during the period                               (1,126)
                                                                                     -------
Balance as of December 31, 2002                                                      $ 2,556
                                                                                     =======


NOTE 5 - NET INCOME PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings per Share", Creative reports both basic earnings per share and diluted earnings per share. Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of ordinary and potentially dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are excluded from the computation if their effect is anti-dilutive. In computing the diluted earnings per share, the treasury stock method is used to determine, based on average stock prices for the respective periods, the ordinary equivalent shares to be purchased using proceeds received from the exercise of such equivalent shares. Other than the dilutive effect of stock options, there are no other financial instruments that would impact the weighted average number of ordinary shares outstanding used for computing diluted earnings per share. The potentially dilutive ordinary equivalent shares outstanding under the employee share purchase plan were not material.

Following is a reconciliation between the average number of ordinary shares outstanding and equivalent shares outstanding (in '000):

                                                                 THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                     DECEMBER 31,                   DECEMBER 31,
                                                                 ---------------------          ---------------------
                                                                  2002           2001            2002           2001
                                                                 ------         ------          ------         ------

Weighted average ordinary shares outstanding                     79,026         72,366          78,951         73,110
Weighted average dilutive stock options outstanding               1,643          1,298           2,019            785
                                                                 ------         ------          ------         ------
WEIGHTED AVERAGE ORDINARY SHARES AND EQUIVALENT
OUTSTANDING                                                      80,669         73,664          80,970         73,895
                                                                 ======         ======          ======         ======

NOTE 6 - INCOME TAXES

Provisions for income taxes for interim periods are based on estimated annual effective income tax rates. Income of foreign subsidiaries of Creative is subject to tax in the country in which the subsidiary is located. Creative's effective income tax rate is based on the mix of income arising from various geographical regions, where the tax rates range from 0% to 50%; pioneer status income in Singapore, which is exempt from tax; and the utilization of non-Singapore net operating losses. As a result, Creative's overall effective rate of tax is subject to changes based on the international source of income before tax. Creative's Pioneer Certificate expired in March 2000 and Creative has applied for a separate and new Pioneer Certificate. If Creative is awarded this new Pioneer Certificate, profits under the new Pioneer Certificate will be exempted from tax in Singapore. The Singapore corporate income tax rate of 22.0% is applicable to the profits excluded from the new Pioneer Certificate.


NOTE 7 - COMPREHENSIVE INCOME

The components of total comprehensive income (loss) are as follows (in US$'000):

                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                           DECEMBER 31,               DECEMBER 31,
                                                      --------------------      ----------------------
                                                        2002        2001          2002          2001
                                                      -------      -------      --------       -------

Net income                                            $18,879      $26,307      $ 13,902       $13,459
Unrealized (loss) gain on quoted investments           (3,365)      13,030       (13,054)       (6,106)
                                                      -------      -------      --------       -------
TOTAL COMPREHENSIVE INCOME (LOSS)                     $15,514      $39,337      $    848       $ 7,353
                                                      =======      =======      ========       =======


NOTE 8 - SHARE REPURCHASES

Details of Share Repurchases by Creative since the commencement date of the program on November 6, 1998 are set out below:

                                                             NUMBER OF SHARES REPURCHASED         AVERAGE PRICE
                                                             ----------------------------         -------------
                                                                     (IN MILLIONS)

Year ended June 30, 1999                                                  10.0                         $14
Year ended June 30, 2000                                                   5.9                         $17
Year ended June 30, 2001                                                   7.7                         $12
Year ended June 30, 2002                                                   2.7                         $ 7
Quarter ended September 30, 2002                                            --                          --
Quarter ended December 31, 2002                                             --                          --
                                                                          ----                         ---
TOTAL                                                                     26.3                         $13
                                                                          ====                         ===

At the Annual General Meeting ("AGM") held on November 20, 2002, the shareholders approved a share repurchase mandate allowing Creative to buy up to 10% of the issued share capital of Creative outstanding as of the date of the AGM. This amounts to approximately 7.9 million shares. This authority to repurchase shares shall continue in force unless revoked or revised by the shareholders in a general meeting, or until the date the next AGM of Creative is held or is required to be held, whichever is the earlier.

In accordance with Singapore statutes, such repurchases are recorded as a reduction in retained earnings.


NOTE 9 - GUARANTEES

As of December 31, 2002, Creative's bankers have given guarantees totaling $1.7 million to various parties, $1.3 million in relation to the payment of custom and excise duty to the revenue authorities and the balance of $0.4 million in relation to payment of utilities and workers security bonds. The bankers hold a counter indemnity from Creative in relation to these guaranties given.


NOTE 10 - LEGAL PROCEEDINGS

During the course of its normal business operations, Creative and its subsidiaries are involved from time to time in a variety of intellectual property and other disputes, including claims against Creative alleging copyright infringement, patent infringement, contract claims, employment claims and business torts. A lawsuit by a purported class of 3Dlabs shareholders against Creative and 3Dlabs has been dismissed in defendants' favor and is no longer pending. Ongoing disputes exist with, among other entities, MPEG Audio, Inc. (a declaratory relief action regarding a patent dispute), the Lemelson Foundation (an action that involves patent claims by Lemelson against over 500 entities, including Creative, which action has been stayed pending resolution of issues in third party litigation), and representative purchasers of Audigy sound cards (an action for unfair competition based on allegations that Creative's packaging and advertising falsely represent the Audigy sound card's audio processing capabilities). Creative also from time to time receives licensing inquiries and/or threats of potential future patent claims from a variety of entities, including Lucent Technologies and Dyancore Holdings.

Creative believes it has valid defenses to the various claims asserted against it, and intends to defend the actions vigorously. However, should any of these claimants prevail in their suits or claims, Creative does not expect there to be any consequent material adverse effect on its financial position or results of operations.


NOTE 11 - SUBSEQUENT EVENTS

In January 2003, Creative announced that it intends to move to a single primary stock exchange listing. Creative's current listing on the Singapore Exchange Securities Trading Limited ("SGX-ST") would become Creative's sole exchange listing. Creative has the intention to delist its Ordinary Shares from the NASDAQ National Market ("NASDAQ"), and will initiate steps that can facilitate the elimination of its U.S. public reporting obligations. The delisting from NASDAQ would not affect the status of Creative's shares on the SGX-ST.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995


SAFE HARBOR STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Except for the historical information contained herein, the matters set forth are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include: Creative's ability to timely develop new products that gain market acceptance and to manage frequent product transitions; competitive pressures in the marketplace; Creative's ability to successfully integrate acquisitions; potential fluctuations in quarterly results due to the seasonality of Creative's business and the difficulty of projecting such fluctuations; possible disruption in commercial activities caused by factors outside of Creative's control, such as terrorism, armed conflict and labor disputes; a reduction in demand for computer systems, peripherals and related products, including Creative's products, as a result of poor economic conditions and social and political turmoil; the proliferation of sound functionality in new products from competitors at the application software, chip and operating system levels; the failure of cost-cutting measures to achieve anticipated cost reduction benefits; the continued deterioration of global equity markets; increased exposure to excess and obsolete inventory; Creative's reliance on sole sources for many of its chips and other key components; component shortages which may impact Creative's ability to meet customer demand; Creative's ability to protect its proprietary rights; a reduction or cancellation of sales orders for Creative products or other unexpected or unplanned events that could cause Creative to miss its revenue guidance, operating expense projections or negatively impact its margins; accelerated declines in the average selling prices of Creative's products; the vulnerability of certain markets to current and future currency fluctuations; the effects of restricted fuel availability and rising costs of fuel; and fluctuations in the value and liquidity of Creative's investee companies; and a potential decrease in the trading volume and value of Creative's ordinary shares due to its intended delisting from NASDAQ and the elimination of its U.S. reporting obligations. For further information regarding the risks and uncertainties associated with Creative's business, please refer to its filings with the SEC over the past twelve months, including, without limitation, Creative's Form 20-F dated October 31, 2002 and its press release, dated March 11, 2002, announcing the signing of a definitive agreement to acquire 3Dlabs. Creative undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in Creative's expectations.

SELECTED CONSOLIDATED FINANCIAL DATA

The following is a summary of Creative's unaudited quarterly results for the eight quarters ended December 31, 2002, together with the percentage of sales represented by such results. Consistent with the PC peripherals market, due to consumer buying patterns, demand for Creative's products is generally stronger in the quarter ended December 31, compared to any other quarter of the fiscal year. In management's opinion, these results detailed below have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the financial statements and notes thereto contained elsewhere herein. Creative's business is seasonal in nature and the quarterly results are not necessarily indicative of the results to be achieved for the complete year.

                                                  UNAUDITED DATA FOR QUARTERS ENDED (IN US$'000 EXCEPT PER SHARE DATA)
                                          --------------------------------------------------------------------------------------
                                           DEC 31     SEP 30     JUN 30     MAR 31     DEC 31     SEP 30     JUN 30     MAR 31
                                            2002       2002       2002       2002       2001       2001       2001       2001
                                          --------   --------   --------   --------   --------   --------   --------   ---------
Sales, net(1)                             $230,940   $160,623   $182,572   $193,385   $249,506   $180,442   $233,315   $ 262,009
Cost of goods sold                         149,169    102,630    122,291    129,209    167,353    124,529    170,211     199,622
                                          --------   --------   --------   --------   --------   --------   --------   ---------
GROSS PROFIT                                81,771     57,993     60,281     64,176     82,153     55,913     63,104      62,387

Operating expenses:
  Selling, general and
   administrative(1)                        49,039     42,155     42,815     38,737     45,143     43,427     48,237      54,664
  Research and development                  13,279     15,267     10,748      8,412      9,480      9,608     12,431      11,380
  Other charges(2)                              --         --     26,080         --         --         --         --      22,814
                                          --------   --------   --------   --------   --------   --------   --------   ---------
OPERATING INCOME (LOSS)                     19,453        571    (19,362)    17,027     27,530      2,878      2,436     (26,471)

Net gain (loss) from investments               172     (6,316)   (29,845)       128        728    (16,425)   (75,988)    (75,360)
Interest income and other, net               1,199        807      2,289        151      1,291      1,424        183       1,090
                                          --------   --------   --------   --------   --------   --------   --------   ---------
INCOME (LOSS) BEFORE INCOME
 TAXES AND MINORITY INTEREST                20,824     (4,938)   (46,918)    17,306     29,549    (12,123)   (73,369)   (100,741)
Provision for income taxes                  (1,945)       (57)    (1,012)    (1,703)    (2,753)      (230)        --          --
Minority interest in (income) loss              --         18       (436)      (423)      (489)      (495)       (71)       (289)
                                          --------   --------   --------   --------   --------   --------   --------   ---------
NET INCOME (LOSS)                         $ 18,879   $ (4,977)  $(48,366)  $ 15,180   $ 26,307   $(12,848)  $(73,440)  $(101,030)
                                          ========   ========   ========   ========   ========   ========   ========   =========

Basic earnings (loss) per share           $  0.24    $  (0.06)  $  (0.65)  $   0.21   $   0.36   $  (0.17)  $  (0.94)  $   (1.27)
                                          ========   ========   ========   ========   ========   ========   ========   =========

Weighted average ordinary shares
  outstanding ('000)                        79,026     78,877     74,375     72,134     72,366     73,854     78,084      79,299
                                          ========   ========   ========   ========   ========   ========   ========   =========

Diluted earnings (loss) per share         $   0.23   $  (0.06)  $  (0.65)  $   0.20   $   0.36   $  (0.17)  $  (0.94)  $   (1.27)
                                          ========   ========   ========   ========   ========   ========   ========   =========

Weighted average ordinary shares and
  equivalents outstanding ('000)            80,699     78,877     74,375     76,323     73,664     73,854     78,084      79,299
                                          ========   ========   ========   ========   ========   ========   ========   =========

                                                         UNAUDITED DATA FOR QUARTERS ENDED (AS A PERCENTAGE OF SALES)
                                           -----------------------------------------------------------------------------------
                                           DEC 31     SEP 30     JUN 30     MAR 31     DEC 31     SEP 30     JUN 30     MAR 31
                                            2002       2002       2002       2002       2001       2001       2001       2001
                                           ------     ------     ------     ------     ------     ------     ------     ------

Sales, net(1)                               100%       100%       100%       100%       100%       100%       100%        100%
Cost of goods sold                           65         64         67         67         67         69         73          76
                                            ---        ---        ---        ---        ---        ---        ---         ---
GROSS PROFIT                                 35         36         33         33         33         31         27          24

Operating Expenses:
  Selling, general and administrative(1)     21         26         24         20         18         24         21          21
  Research and development                    6         10          6          4          4          5          5           4
  Other charges(2)                           --         --         14         --         --         --         --           9
                                            ---        ---        ---        ---        ---        ---        ---         ---
OPERATING (LOSS) INCOME                       8         --        (11)         9         11          2          1         (10)

Net (loss) gain from investments             --         (4)       (16)        --         --         (9)       (32)        (29)
Interest income (expense) and other, net      1          1          1         --          1         --         --           1
                                            ---        ---        ---        ---        ---        ---        ---         ---
(LOSS) INCOME BEFORE INCOME
 TAXES AND MINORITY INTEREST                  9         (3)       (26)         9         12         (7)       (31)        (38)

Provision for income taxes                   (1)        --         (1)        (1)        (1)        --         --          --
Minority interest in (income) loss           --         --         --         --         --         --         --          --
                                            ---        ---        ---        ---        ---        ---        ---         ---
NET (LOSS) INCOME                             8%        (3)%      (27)%        8%        11%        (7)%      (31)%       (38)%
                                            ===        ===        ===        ===        ===        ===        ===         ===

1. Since the quarter ended March 31, 2002, Creative has adopted EITF Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." As a result, certain consideration paid to distributors and resellers of its products has been reclassified as a revenue offset rather than as selling, general and administrative expense. Prior quarters' financial data have been reclassified to conform to this presentation.

2. Other charges for the quarter ended June 30, 2002 relates to the write-off of in-process technology arising from the acquisition of 3Dlabs. Other charges for the quarter ended March 31, 2001 includes $8.4 million in restructuring charges, fixed assets impairment write-downs of $3.2 million and write-off of other assets acquired from Aureal amounting to $11.2 million.


GENERAL

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon Creative's Consolidated Condensed Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2002 COMPARED TO THREE MONTHS ENDED DECEMBER 31, 2001

Net sales for the second quarter of fiscal 2003 ("Q2/03") decreased by 7%, compared to the same quarter ("Q2/02") in the prior fiscal year. The lower revenue in this quarter were mainly attributed to the difficult global economic climate and the closure of U.S. west coast ports which delay the shipping of inventory for the holiday season sales. Audio product sales (Sound Blaster audio cards and chipsets) in Q2/03 decreased by 34% compared to Q2/02, primarily attributable to the continued decline in sales to the system integrator market and a drop off in the low-end audio products. As a percentage of sales, audio product sales decreased from 48% in Q2/02 to 34% in Q2/03. Sales of speakers increased marginally by 1% compared to Q2/02 and represented 24% of sales in Q2/03 compared with 22% in Q2/02. The increase was primarily due to higher demand for new models of multi-media speakers. Sales of personal digital entertainment ("PDE") products, which includes digital audio players and digital cameras, increased by 96% compared to Q2/02 and represented 19% of sales in Q2/03 compared to 9% of sales in Q2/02. The substantial increase was driven by strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen late in the quarter. Sales of graphics and video products in Q2/03 was 92% higher than Q2/02 and represented 11% of sales in Q2/03, compared to 5% in Q2/02. The increase in graphic card sales was primarily due to sales of 3Dlabs Inc. ("3Dlabs") graphic cards. Sales of multimedia upgrade kits ("MMUK"), including data storage kits, decreased by 81% compared to Q2/02 and comprised 1% of sales in Q2/03 compared to 5% of sales in the same quarter in the prior fiscal year. The reduction in MMUK sales is in line with Creative's current business strategy of de-emphasizing lower margin products. Sales of other products, which include communication products, music products, accessories and other miscellaneous items, in Q2/03 remained the same at 11% of sales compared to Q2/02.

Gross profit, as a percentage of sales, was 35% in Q2/03 compared to 33% in Q2/02. This improvement in gross profit was primarily a result of Creative's business strategy of shifting away from low-margin and high-risk products and focusing on audio products, speakers and PDE products.

Selling, general and administrative ("SG&A") expenses increased by 9% in Q2/03 compared to Q2/02 and, as a percentage of sales, were 21% in Q2/03, compared to 18% in Q2/02. The marginal increase in SG&A expenses was primarily due to the addition of operating expenses incurred by 3Dlabs. Creative's research and development ("R&D") expenses as a percentage of sales increased from 4% of sales in Q2/02 to 6% of sales in Q2/03. The increase was mainly relating to R&D expenses incurred by 3Dlabs.

Net investment gains of $0.2 million in Q2/03 comprised a net gain of $3.8 million from sales of investments offset by permanent write-downs of unquoted investment of $3.6 million permanent write-downs of unquoted investments. In Q2/02, there were no write-downs of investments and net gain from sales of investments was $0.7 million. Interest and other income decreased marginally by $0.1 million to $1.2 million in Q2/03 compared to $1.3 million in Q2/02.

Tax provision for Q2/03 as a percentage of income before taxes and minority interest excluding net gain from investments remains the same at about 10% in Q2/02.

SIX MONTHS ENDED DECEMBER 31, 2002 COMPARED TO SIX MONTHS ENDED DECEMBER 31,
2001

Sales for the first six months of fiscal 2003 decreased by 9% compared with the first six months of the prior fiscal year. The lower revenue for the first six months of fiscal 2003 was mainly attributed to the difficult global economic climate where several major U.S. retailers have encountered slowing sales. Audio product sales (Sound Blaster audio cards and chipsets) declined by 37% compared with the first six months of the prior fiscal year and, as a percentage of total sales, represented 34% of sales in the six-month period ended December 31, 2002, compared to 49% of sales in the comparable period in the prior fiscal year. The decrease in audio sales was primarily due to the decline in sales to the system integrator market and a drop off in sales of low-end audio products. Sales of speakers increased marginally by 1% in the first half of fiscal year 2003 compared to the first half of the prior fiscal year, primarily due to introduction of new models of multi-media speakers. Speaker sales comprised 22% of total sales in the first six months of fiscal 2003 compared to 20% in the first six months of fiscal 2002. Sales of PDE products, which include digital audio players and digital cameras, increased by 83% compared to the first six months of fiscal 2002 and comprised 17% of total sales for the first six-months of fiscal 2003 compared with fiscal 2002, when they represented 8% of total sales. The significant increase was driven by the strong demand for the NOMAD MuVo and the introduction of the NOMAD Jukebox Zen late in Q2/03. Sales of video and graphics products in the first half of fiscal year 2003 was almost three times higher than the first half of prior fiscal year, and as a percentage of sales, increased from 4% to 12% of sales. The significant increase in graphic card sales was primarily due to sales of 3Dlabs graphic cards. MMUK sales, which also include sales of data storage products, declined by 81% in the first six months of fiscal 2003 compared to the first six months of fiscal 2002, and were 1% of total sales in the first six-months of fiscal 2003, compared with 7% of total sales for the same period in fiscal 2002. The reduction in MMUK sales is in line with Creative's current business strategy of de-emphasizing the lower margin products. Sales of other products, which include accessories, music products, communication products and other miscellaneous items as a percentage of total sales was 14% of total sales in the first six-months of fiscal 2003 compared with 12% in the corresponding period last year.

Gross profit for the six-month period ended December 31, 2002 increased to 36% of total sales compared to 32% in the six-month period ended December 31, 2001. This improvement in gross profit was primarily a result of Creative's business strategy of shifting away from low margin and high-risk products and focusing on audio products, speakers and PDE products.

SG&A expenses for the six-month period ended December 31, 2002 increased by 3% compared to the same period in the prior fiscal year. The marginal increase in SG&A expenses was primarily due to the addition of operating expenses incurred by 3Dlabs. As a percentage of sales, SG&A expenses were 23% of sales for the six-month period ended December 31, 2002 and 21% for the same period in the prior fiscal year. R&D expenses as a percentage of sales increased from 4% for the six-month period ended December 31, 2001 to 7% in December 31, 2002, mainly relating to the R&D expenses incurred by 3Dlabs.

Net investment loss of $6.1 million for the six-month period ended December 31, 2002 comprised $9.2 million in write-downs of quoted and unquoted investments, offset partially by a $3.1 million net gain from sales of investments and marketable securities. Net investment loss of $15.7 million for the corresponding six-month period ended December 31, 2001, included net gains from sale of investments and marketable securities of $4.3 million offset by $20.0 million losses from write-downs of quoted and unquoted investments. Interest and other income decreased by $0.7 million in the first half of fiscal 2003 compared to the first half of fiscal 2002. The decrease was primarily due to lower interest income.

Tax provision for the first six months of fiscal year 2003 as a percentage of income before taxes and minority interest excluding net gain from investments remains the same at 9% compared to the same period in the prior fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of December 31, 2002 increased by $36.1 million to $203.0 million, compared to the balance of $166.9 million at June 30, 2002. Cash generated by operating activities of $64.3 million were mainly due to net income of $13.9 million, adjustments for non-cash items of $24.0 million, $49.7 million increase in accounts payable and $11.1 million increase in accrued and other liabilities. A portion of the contribution was offset by a net increase in accounts receivable and inventory of $21.7 million and $13.1 million. The $24.0 million adjustments in non-cash items to net income include depreciation and amortization of $15.9 million and write-downs of investments and other non-current assets of $9.2 million. $7.0 million utilized in investing activities comprised primarily capital expenditures of $7.7 million, purchase of investments of $5.9 million, offset partially by $6.7 million proceeds from sale of investments. Cash used in financing activities of $21.2 million was mainly due to dividend payment of $21.9 million to shareholders and minority interest, $6.8 million decrease in minority shareholders loan, $4.0 million buyout of minority interest, offset partially by a net increase in long-term obligations of $9.2 million.

As of December 31, 2002, in addition to the cash reserves and excluding the long-term loan, Creative had unutilized credit facilities totaling approximately $107.3 million for overdrafts, guarantees, letters of credit and fixed short-term loan. Creative continually reviews and evaluates investment opportunities, including potential acquisitions of, and investments in, companies that can provide Creative with technologies, subsystems or complementary products that can be integrated into or offered with Creative's existing product range. Management believes that Creative has adequate resources to meet its projected working capital and other cash needs for at least the next twelve months. To date, inflation has not had a significant impact on Creative's operating results.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table presents the contractual obligations and commercial commitments of Creative as of December 31, 2002:

                                                             PAYMENTS DUE BY PERIOD (US$'000)
                                             --------------------------------------------------------------
                                                            LESS THAN      1 TO 3       4 TO 5      AFTER 5
CONTRACTUAL OBLIGATIONS                        TOTAL          1 YEAR       YEARS         YEARS       YEARS
-----------------------                      --------       ---------      ------       ------      -------

Long Term Debt                               $ 40,720        $21,222       15,472        4,026           --
Capital Lease Obligations                       4,755          2,662        2,022           71           --
Operating Leases                               46,497         10,282       16,640        5,826       13,749
Unconditional Purchase Obligations             46,460         46,460           --           --           --
Other Long Term Obligations                     1,064          1,064           --           --           --
                                             --------        -------      -------       ------      -------
TOTAL CONTRACTUAL CASH OBLIGATIONS           $139,496        $81,690      $34,134       $9,923      $13,749
                                             ========        =======      =======       ======      =======

As of December 31, 2002, Creative has utilized approximately $3.1 million under guarantees, letters of credit, overdraft and fixed short-term loan facilities.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The effect of adoption of SFAS 146 by Creative is dependent on its related activities subsequent to the date of adoption.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. With the adoption of this standard, there will be interim disclosure and Creative believes that this will have no impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of FAS 5, Accounting for Contingencies, FAS 57, Related Party Disclosures, and FAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to Creative on a prospective basis to guarantees issued or modified after December 31, 2002. Creative is currently evaluating the impact of this statement on its results of operations and financial position. Creative has adopted the disclosure requirements in this Interpretation, which are effective for financial statements of periods ending after December 15, 2002

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for Creative's 2003 financial statements. Creative is currently evaluating the impact of this statement on its results of operations and financial position.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 establishes criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria considers whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. EITF 00-21 is effective for revenue agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. Creative is currently evaluating the impact of EITF 00-21 on its financial position, results of operations and cash flows.

ITEM 3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

EQUITY PRICE RISKS: Creative is exposed to equity price risk on its investments in marketable equity securities and quoted investments. An aggregate 10% reduction in market prices of Creative's investments in marketable equity securities and quoted investments, based on a sensitivity analysis of the balance as of December 31, 2002, would have a $3.1 million adverse effect on Creative's results of operations and financial position. Creative's results of operations for the six months period ended December 31, 2002 included $9.2 million of losses from write-downs of quoted and unquoted investments.

INTEREST RATE RISK: Changes in interest rates could impact Creative's anticipated interest income on its cash equivalents and interest expense on its debt. Due to the short duration of Creative cash deposits and terms of its debt, an immediate 10% increase in interest rates would not have a material adverse impact on Creative's future operating results and cash flows.

FOREIGN CURRENCY EXCHANGE RISK IN THE RATE OF EXCHANGE OF REPORTING CURRENCY RELATIVE TO US$: The functional currency of Creative and its subsidiaries is the US dollar and accordingly, gains and losses resulting from the translation of monetary assets and liabilities denominated in currencies other than the US dollar are reflected in the determination of net income. Creative enters into forward exchange contracts to reduce its exposure to foreign exchange translation gains and losses. Forward exchange contracts are marked to market each period and the resulting gains and losses are included in the determination of net income or loss. No forward exchange contracts were outstanding at December 31, 2002. Included in interest and other expenses for the three and six months period ended December 31, 2002, are exchange gains of $1.6 million and $1.1 million.

The exchange rates for the S$ and Euro utilized in translating the balance sheet at December 31, 2002, expressed in US$ per one S$ and Euro were 0.5752 and 1.0372, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CREATIVE TECHNOLOGY LTD.


                                          /s/ Ng Keh Long
                                          -------------------------
                                          Ng Keh Long
                                          Chief Financial Officer
                                          Date: March 19, 2003